UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30162 / August 6, 2012

In the Matter of	:
	:
AMERICAFIRST QUANTITATIVE TRUST	:
AMERICAFIRST SECURITIES, INC.	:
	:
8150 Sierra College Blvd., Suite 290	:
Roseville, California 95661	:
	:
(812-14005)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) AND
26(a)(2)(C) OF THE ACT AND RULES 19b-1 AND 22c-1 UNDER THE ACT AND
SECTIONS 11(a) AND 11(c) OF THE ACT APPROVING CERTAIN OFFERS OF
EXCHANGE AND ROLLOVER PRIVILEGES

AmericaFirst Quantitative Trust and AmericaFirst Securities, Inc. filed an application on
February 2, 2012 and amendments to the application on February 7, 2012, June 25, 2012 and
June 26, 2012, requesting an order under section 6(c) of the Investment Company Act of 1940
(the "Act") granting exemptions from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and
26(a)(2)(C) of the Act and rules 19b-1 and 22c-1 under the Act and under sections 11(a) and
11(c) of the Act approving certain offers of exchange and rollover privileges. The order would
permit certain unit investment trusts to: (a) impose sales charges on a deferred basis and waive
the deferred sales charge in certain cases; (b) offer unitholders certain exchange and rollover
options; (c) publicly offer units without requiring the depositor to take for its own account or
place with others $100,000 worth of units; and (d) distribute capital gains resulting from the sale
of portfolio securities within a reasonable time after receipt.

On July 10, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 30134). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested approval is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of AmericaFirst Quantitative Trust and AmericaFirst Securities Inc. (File No. 812-14005);

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the Act and rules 19b-1 and 22c-1 under the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 11(a) and 11(c) of the Act, that the requested approval of certain offers of exchange and rollover privileges, is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary